05058563

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

XX Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2004

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ____________

Commission file numbers ~~98-0101920 and 23-1099050~~ 1-15170

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GlaxoSmithKline Retirement Savings Plan
GlaxoSmithKline
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
One New Horizons Court
Brentford
Middlesex
England TW8 9EP

GlaxoSmithKline
One Franklin Plaza
Philadelphia, PA 19101

EXHIBITS

1. Written consent of PricewaterhouseCoopers L.L.P

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

Date: June 28, 2005

By: /s/ M. Judith Lynch
M. Judith Lynch
Vice President,
U.S. Benefits

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline p.l.c. of our report dated June 27, 2005 relating to the financial statements of GlaxoSmithKline Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 28, 2005

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

REPORT ON AUDITS OF
FINANCIAL STATEMENTS
for the years ended
December 31, 2004 and 2003

AND SUPPLEMENTAL SCHEDULE
at December 31, 2004

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

for the years ended December 31, 2004 and 2003

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the GlaxoSmithKline Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GlaxoSmithKline Retirement Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2005

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
Assets:		
Cash and cash equivalents	$ 73,246,749	$ 77,959,381
Investments (See Note 3)	3,408,886,848	3,060,988,169
Participant loans receivable	46,068,202	44,159,998
Receivables:		
Employer contributions	5,128,517	3,696,397
Participant contributions	7,171,635	5,657,720
Dividends and interest	6,852,819	5,620,106
Total receivables	19,152,971	14,974,223
Total assets	3,547,354,770	3,198,081,771
Liabilities:		
Accrued management fees	273,539	606,524
Total liabilities	273,539	606,524
Net assets available for benefits	$ 3,547,081,231	$ 3,197,475,247

See accompanying notes to financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,	
	2004	2003
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of		
Investments (See note 3)	$ 185,459,699	$ 496,006,698
Interest	25,840,819	28,088,435
Dividends	52,297,593	38,728,634
Other Income	1,284,554	1,231,710
	264,882,665	564,055,477
Contributions:		
Participant	189,294,816	171,560,266
Employer	121,114,467	117,900,307
	310,409,283	289,460,573
Total additions	575,291,948	853,516,050
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	223,349,856	162,826,400
Administrative expenses	2,336,108	2,698,373
Total deductions	225,685,964	165,524,773
Net increase	349,605,984	687,991,277
Net assets available for benefits:		
Beginning of year	3,197,475,247	2,509,483,970
End of year	$ 3,547,081,231	$ 3,197,475,247

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The following description of the GlaxoSmithKline Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by SmithKline Beecham Corporation doing business as GlaxoSmithKline (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options:

The Plan provides for various investment options through a combination of mutual funds, common/collective trust funds, GlaxoSmithKline American Depository Shares (ADSs) and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Participants may change their investment options at any time during the plan year.

Contributions:

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax contributions ranging from 1% to 50% of their eligible compensation, as defined in the Plan agreement. Participants who have attained age 50 before the end of the Plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not excess of the 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for employer stock ownership contributions of 2% of eligible employee compensation, regardless of whether the employee voluntary contributes to the Plan.

1. Description of the Plan, continued:

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and expenses. The earnings of funds are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Employees are immediately and fully vested in their employee contributions, employer matching contributions and Stock Ownership Account contributions, plus actual earnings thereon.

Payment of Benefits:

Participants become entitled to payment of the total value of their accounts at the time of termination , retirement, disability, or death. Payment is in the form of a lump sum distribution of cash or ADSs of GlaxoSmithKline plc, if the participant account balance is less than $5,000. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution. Participants may postpone their withdrawal until as late as age 70-1/2, unless participant remains an active employee.

Participants may withdraw employee after-tax contributions, after-tax earnings and prior Company match during employment.

Prior to age 59-1/2, employee pre-tax contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all employee after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of employee pre-tax contributions during employment may cause the employee to become ineligible to participate in the Plan for a period of 12 months following the withdrawal. After age 59-1/2, employees may withdraw their pre-tax, after-tax and rollover contributions and earnings at any time.

1. Description of the Plan, continued:

Participant Loans Receivable:

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50 percent of their account balance (excluding Employer contributions). Loan transactions are treated as transfers from the applicable investment fund to the Participant Notes Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at prime plus one percent, as determined by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment: Valuation and Income Recognition:

Investments, except for guaranteed investment contracts and synthetic investment contracts, are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common/collective trust funds are valued at unit value. Guaranteed investment contracts and synthetic investment contracts are stated at contract value, which approximates fair value, because the contracts are fully benefit responsive. There are no reserves required against contract value for credit rate of the contract issuer or otherwise. Contract value represents contributions, net of distributions made under the Plan, plus interest earned at the contract rate.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Administrative Expenses:

Administrative expenses of the Plan are paid by the Company. Certain management and custodial fees relating to fund oversight are paid directly by the Plan. During the years ended December 31, 2004 and 2003, the Company paid administrative expenses of $1,485,267 and $1,547,538, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies, continued:

Benefits Paid to Participants:

Benefits paid to participants from participants' accounts are recorded in the period paid.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications:

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. Investments

Investments held by the Plan as of December 31, 2004 and 2003 are as follows:

	2004	2003
Cash & Cash Equivalents	$73,246,749	$77,959,381
ADSs:		
GlaxoSmithKline plc *, **	872,941,050	861,896,340
Mutual funds:		
Fidelity Magellan Fund *	170,204,155	174,331,556
Vanguard Growth & Income *	275,944,224	246,671,806
Various	774,488,048	609,550,645
	1,220,636,427	1,030,554,007
Common/Collective trust funds:		
Dwight Target 2	16,671,589	16,292,978
SSGA Russell 2000	174,499,491	119,646,469
SSGA S&P 500 Flagship Fund*	411,311,636	350,503,087
SSGA Passive Bond Market Index*	220,998,272	203,988,002
	823,480,988	690,430,536
Guaranteed investment contracts stated at contact value	6,813,616	6,350,069
Synthetic investment contracts stated at contract value	485,014,767	471,757,217
Investment sub-total	3,408,886,848	3,060,988,169
Participant loans receivable	46,068,202	44,159,998
Total investments	$3,528,201,799	$3,183,107,548

* The denoted investments represent 5% or more of the Plan's net assets.

** Includes nonparticipant-directed investments which are noted below in Note 4.

3. Investments, continued:

During 2004 and 2003, the Plan's investments, (including investments bought and sold, as well as held during the year and reinvested dividends) appreciated in value as follows:

	For the year ended December 31, 2004	2003
GlaxoSmithKline Stock Fund	$ 15,718,989	$ 171,018,819
Mutual Funds	95,584,994	207,555,273
Common/Collective Trust Funds	74,155,716	117,432,606
	$ 185,459,699	$ 496,006,698

Traditional and Synthetic guaranteed investment contracts held by the plan are shown below at contract value as of December 31, 2004 and 2003:

	Contract Number	2004/2003 Annual Effective Return	Duration(yrs) @ 12/31/04	2004	2003
Guaranteed Investment Contracts:					
GE Life & Annuity	3404	7.73%/7.73%	.16	$ 2,864,464	$ 2,658,928
Prudential	10099-211	6.99%/6.99%	.92	3,949,152	3,691,141
				6,813,616	6,350,069
Other Synthetic Investment Contracts:					
Monumental Life Ins	BDA00396TR00	3. 82%/3.92%	2.00	97,937,016	80,994,312
State Street	98-097	6.07%/5.84%	4.34	36,507,940	43,185,892
State Street Bank	97054	3.98%/4.30%	2.00	78,498,235	62,901,530
State Street Bank	97054	3.98%/4.30%	5.00	9,419,800	20,696,915
AIG Financial Products	368339	5.63%/6.29%	3.36	48,084,639	45,336,356
AIG Financial Products	342398	6.54%/6.33%	4.34	36,235,882	42,832,767
John Hancock Life	8737	6.26%/5.73%	1.71	4,761,058	7,155,996
Monumental Life 214TR	214TR	2.48%/4.39%	2.91	5,201,875	5,192,986
ING Life & Annuity	60019	4.19%/3.82%	2.39	22,772,340	23,790,131
JP Morgan Chase	401813-MGC	4.86%/4.71%	3.67	32,977,868	32,961,535
Rabobank Nederland	GSK100301	3.74%/3.95%	1.71	27,217,131	21,747,998
State Street Bank	103082	4.80%/4.74%	3.67	32,961,163	32,948,485
UBS AG	5167	5.76%/5.05%	4.37	28,972,871	28,221,375
Monumental Life	MDA-00559TR	4.32%/4.10%	2.39	23,466,949	23,790,939
				485,014,767	471,757,217
Total Investment Contracts				$ 491,828,383	$ 478,107,286

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments from employer stock ownership contributions are as follows:

GlaxoSmithKline Stock Fund	$ 182,599,997	$ 134,424,938

	For the year ended December 31,	
	2004	2003
Changes in Net Assets:		
Contributions	$ 43,499,170	$ 40,399,741
Dividends	5,310,306	3,040,061
Net appreciation	7,128,227	24,152,830
Benefits paid to participants	(6,728,927)	(3,464,140)
Transfers to participant-directed investments	(1,033,717)	(481,851)
	$ 48,175,059	$ 63,646,641

5. Federal Income Taxes:

The Internal Revenue Service has determined and informed the Company, in a letter dated February 25, 2004, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is exempt from taxation under Section 501(a). The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

6. Party-In-Interest Transactions

The Plan's custodian and trustee is State Street Bank and Trust Company. Certain plan investments are common/collective trusts and short term investment funds managed by State Street Bank and Trust Company.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2004, the Plan purchased GlaxoSmithKline ADSs in the amount of $49,963,562 and sold GlaxoSmithKline ADSs in the amount of $54,637,842. In 2003, the Plan purchased GlaxoSmithKline ADSs in the amount of $59,856,880 and sold GlaxoSmithKline ADS in the amount of $48,003,479.

SUPPLEMENTAL SCHEDULE

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

	Cost	Fair Value
Cash Equivalents:		
SSB Yield Enhanced STIF*	$ 63,664,585	$ 63,664,585
State Street Bank & Trust STIF*	9,582,164	9,582,164
	73,246,749	73,246,749
ADSs:		
GlaxoSmithKline plc*	589,961,768	872,941,050
Mutual funds:		
Templeton Foreign Fund	53,882,881	65,383,766
American Europac Pacific Fund	71,943,536	86,903,913
T. Rowe Price Foreign Equity Fund	36,743,923	42,732,118
Fidelity Magellan Fund	173,102,011	170,204,155
Fidelity OTC	76,925,020	88,434,022
Provident Small Cap	75,094,217	81,658,057
Vanguard U.S. Growth	34,241,837	34,620,705
Fidelity Equity Income	69,596,199	76,034,696
Vanguard Growth & Income	256,368,301	275,944,224
Vanguard Windsor II Fund	102,971,255	120,058,334
Fidelity Puritan Fund	85,273,811	89,416,722
Freedom Income Fund	11,684,478	12,041,370
Freedom 2040	6,621,195	7,477,569
Freedom 2030	17,294,045	19,405,008
Freedom 2020	23,466,483	25,993,396
Freedom 2010	18,118,277	19,262,904
Freedom 2000	4,895,771	5,065,468
	1,118,223,240	1,220,636,427
Common/collective trust funds:		
Dwight Target 2	15,991,477	16,671,589
SSGA Russell 2000*	132,845,489	174,499,491
SSGA S&P 500 Flagship Fund*	372,383,178	411,311,636
SSGA Passive Bond Market Index*	189,676,743	220,998,272
	710,896,887	823,480,988
Guaranteed investment contracts state at contract value**	6,813,616	6,813,616
Synthetic investment contracts stated at contract value**	485,014,767	485,014,767
Participant loans* (Interest: 4.39%-10.25%; Maturity: 2005-2019)	46,068,202	46,068,202
Total Investments	$ 3,030,225,229	$ 3,528,201,799

* Denotes a party-in-interest

** See attached

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(continued)

December 31, 2004

Contract Issuer	Contract Number	Underlying Asset	Duration(yrs) @ 12/31/04	Annual Effective Return	Market (Fair Value)	Wrap Value	Contract Value
Guaranteed Investment Contracts:							
GE Life & Annuity	3404	Traditional GIC	.16	7.73%	$ 2,887,102	-	$ 2,864,464
Prudential	10099-211	Traditional GIC Credit	.92	6.99%	4,084,808	-	3,949,152
					$ 6,971,910		$ 6,813,616
Other Synthetic Investment Contracts:							
Monumental Life Ins	BDA00396TR00	Dwight target 2	2.00	3. 82%	$ 98,450,162	$ 513,146	$ 97,937,016
State Street*	98-097	JP Morgan collective funds	4.34	6.07%	38,339,205	1,831,265	36,507,940
State Street Bank*	97054	Dwight Target 2	2.00	3.98%	79,097,528	599,293	78,498,235
State Street bank*	97054	Dwight Traget 5	5.00	3.98%	9,491,715	71,915	9,419,800
AIG Financial Products	368339	Dwight Int Core Plus	3.36	5.63%	50,401,409	2,316,770	48,084,639
AIG Financial Products	342398	JP Morgan collective funds	4.34	6.54%	38,053,500	1,817,618	36,235,882
John Hancock Life	8737	Separate Account	1.71	6.26%	4,997,038	235,980	4,761,058
Monumental Life 214TR	214TR	Bond Portfolio	2.91	2.48%	5,092,560	(109,315)	5,201,875
ING Life & Annuity	60019	IGT Invesco Bond Fund	2.39	4.19%	23,071,047	298,707	22,772,340
JP Morgan Chase	401813-MGC	IGT Invesco Multi Mgr	3.67	4.86%	33,810,939	833,071	32,977,868
Rabobank Nederland	GSK100301	IGT AAA Asset Securities	1.71	3.74%	27,406,186	189,055	27,217,131
State Street Bank*	103082	IGT Invesco Multi Mgr	3.67	4.80%	33,809,610	848,447	32,961,163
UBS AG	5167	IGT Invesco Multi Mgr	4.37	5.76%	29,769,485	796,614	28,972,871
Monumental Life	MDA-00559TR	IGT Invesco Bond Fund	2.39	4.32%	23,809,466	342,517	23,466,949
					$ 495,599,850	$ 10,585,083	$ 485,014,767